Final Term Sheet

Filed pursuant to Rule 433

Dated November 15, 2006,

Relating to Prospectus dated September 22, 2003,

as supplemented by Prospectus Supplement

dated November 15, 2006

Registration Statement No. 333-109002

Crane Co.

Pricing Term Sheet

Issuer:	Crane Co.
Size:	$200,000,000
Maturity:	November 15, 2036
Coupon:	6.550%, accruing from November 20, 2006
Price:	99.494% of face amount
Yield to maturity:	6.589%
Spread to Benchmark Treasury:	1.900%
Benchmark Treasury:	4.500% due 2/15/36
Benchmark Treasury Yield:	4.689%
Interest Payment Dates:	May 15 and November 15, commencing May 15, 2007
Redemption Provisions:
Make-whole call	At any time at a discount rate of Treasury plus 30 basis points
Settlement:	T+3; November 20, 2006
CUSIP:	224399AP0
Ratings:	Baa2 / BBB

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling (203) 363-7300 or by writing to the following address:  Crane Co., 100 First Stamford Place, Stamford, CT 06902, Attention:  Corporate Secretary, or by calling UBS Securities LLC at 1-888-722-9555 ext. 1088 or J.P. Morgan Securities Inc. collect at 1-212-834-4533.